SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25
                                                  Commission File Number 0-22779

                           NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-KSB     [ ] Form 20-F
              [ ] Form 11-K       [ ] Form 10-Q     [ ] Form N-SAR

For the Period Ended:   June 30, 1997
[  ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F          [ ] Transition Report on From N-SAR
[  ] Transition Report on Form 11-K
             For the Transition Period Ended:______________________

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification related to a portion of the filing checked above, identify the item(s) to which the notification relates:


                         PART I. REGISTRANT INFORMATION

Full name of registrant:  Transition Analysis Component Technology, Inc.
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Former name if applicable:
                          ----------------------------------
                  22700 Savi Ranch Parkway
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Address of Principal executive office (Street and number)

City, state and zip code           Yorba Linda, CA 93687
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                        PART II. RULES 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

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            | (a)      The reasons described in reasonable detail in Part III of
            |          this form could not be eliminated without unreasonable
            |          effort or expense;
            |
       [X]  | (b)      The subject annual report on Form 10-KSB will be filed on
            |          or before the 15th calendar day following the prescribed
            |          due date; and
            |
            | (c)      The accountant's statement or other exhibit required by
            |          Rule 12b-25(c) has been attached if applicable.
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PART III. NARRATIVE


      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period:

      Since the spin-off of the Registrant from Zing Technologies, Inc., its public former parent company ("Zing"), on June 30, 1997, the Registrant has devoted all of its energy and attention to the further development and organization of its business. In addition, because the officers of the Registrant and Zing are the same, this is the first year for which such officers have been required to prepare two Annual Reports on Form 10-KSB for the fiscal year ended June 30, 1997. Accordingly, the Registrant is unable to file its Form 10-KSB for the fiscal year ended June 30, 1997 within the prescribed time period without unreasonable effort and expense.

PART IV.  OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

            Martin S. Fawer                  (914) 747-7474
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            (Name)                           (Area code) (Telephone number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
filed? If the answer is no, identify report(s).                   [X] Yes [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?                                                  [ ] Yes [X] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                 Transition Analysis Component Technology, Inc.
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                  (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   September 29, 1997                       By:  /s/ Martin S. Fawer
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                                                 Title:  Chief Financial Officer
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            Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION:

      Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).